MANAGEMENT’S DISCUSSION & ANALYSIS – 2017 FIRST QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at April 26, 2017, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three months ended March 31, 2017, as well as the 2016 audited consolidated financial statements, the 2016 MD&A, and the 2016 Annual Information Form (AIF), all dated February 22, 2017. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three months ended March 31, 2017, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, and per share data. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (NI) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun is a leading diversified mid-tier base metals company headquartered in Vancouver, British Columbia, Canada. Nevsun’s common shares trade on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $167 million in cash and cash equivalents and no debt.

The Timok Project Upper Zone was the key asset acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016. The Company’s primary focus is to bring the Timok Project into production in an expedient, safe and well-designed manner. Key 2017 milestones include the delivery of a pre-feasibility study, obtaining the necessary permits to begin the development decline in Q4 2017, and advancing land acquisition and permitting activities in order to rapidly advance commencement of production.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. During the primary phase, the Bisha Mine produces both zinc and copper in concentrate. Additional nearby possible satellite-feed VMS deposits and targets, and a large prospective extension of the existing Bisha Mine land package acquired in 2016, all have the potential to extend the existing mine life for many more years.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corp (“Freeport”). The Company is the operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or the Lower Zone, Freeport will increase its ownership in the Lower Zone to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the acquisition of Timok to March 31, 2017, the Company has incurred $5,949 of Lower Zone work.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha Mine, and on July 6, 2012, a 10 year mining license was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration license areas and now holds two exploration licenses (Tabakin and New Mogoraib) in close proximity to the Bisha Mine. The exploration licenses, which cover 814 square kilometres, include a number of potential satellite VMS deposits.

First quarter highlights
  Sold 66.5 million pounds of contained zinc in concentrate at C1 cash costs(1) of $0.89 per payable pound sold
  Produced 3.3 million pounds of copper in concentrate and 51.9 million pounds of zinc in concentrate
  Zinc recovery improved to 71.0% during Q1 2017 from 63.6% during Q4 2016
  Announced a significant increase in resources at the Bisha Mine
  Completed the geophysics survey at Bisha, generating promising new targets
  Completed the planned infill drilling program for the Timok Upper Zone
  Approved a new exploration program targeting additional high-grade mineralization at Timok
  Ended period with working capital of $190 million, including $167 million of cash and cash equivalents
  Declared quarterly dividend of $0.01 per share
	Q1 2017	Q4 2016	Q3 2016	Q1 2016
Revenue (millions)	71.6	$36.2	$22.9	$92.4
Operating income (loss) (millions)	11.7	(4.9)	17.5	32.9
Net income (loss) (millions)	2.9	(8.5)	6.0	15.6
Net income (loss) attributable to Nevsun shareholders (millions)	(0.2)	(7.4)	1.7	7.5
Basic earnings (loss) per share attributable to Nevsun shareholders	(0.00)	(0.05)	0.01	0.04
Working capital (millions)	190.3	201.1	206.9	483.3

Copper price realized, per payable pound sold	-	$-	$2.10	$2.20
Zinc price realized, per payable pound sold	1.28	1.17	-	-
C1 cash cost per payable copper pound sold(1)	-	-	0.72	1.12
C1 cash cost per payable zinc pound sold(1)	0.89	1.06	-	-
(1)	C1 cash cost per pound is a non-GAAP measure – see page 14 of this MD&A for discussion of non-GAAP measures and page 5 of this MD&A, Cash Costs, for explanation of per-unit costs.

Outlook for 2017

2017 Objectives

  Maintain top quartile safety performance
  Timok Upper Zone Copper-Gold Project
    Deliver pre-feasibility study in September 2017, with an initial reserve
    Obtain necessary permits and begin decline development in Q4 2017
    Rapidly advance overall project to production in 2021
  Bisha Zinc-Copper Mine
    Produce 200 to 230 million pounds of zinc
    Produce 10 to 20 million pounds of copper
    Monetize 10,000 gold equivalent ounces from stockpiles
  Exploration
    Complete 130,000 metres of budgeted exploration and development drilling
    Update Bisha resource and reserve in Q2 2017 including indicative underground study
  Continue paying quarterly dividend at the new rate of $0.01 per share

2017 Progress Update

The Company is making good progress towards achieving all of the 2017 Objectives outlined above. Some key highlights during Q1 2017 include:

  While Bisha experienced 2 and Timok experienced 1 lost time injuries (“LTI”) during the quarter, elevated focus on all safety systems was prioritized despite Q1 2017 results remaining well below 0.5 LTI per 200,000 hours worked
  Timok Upper Zone Copper-Gold Project
    The pre-feasibility study continues to be on track with a completion date of September 2017
    Completion of infill resource drilling and advancement of key operational trade-off studies
    The majority of the key permits for the decline construction have been received
  Bisha Zinc-Copper Mine
    The Bisha Mine is on track to achieve all of its production and sales targets for 2017
    Continued improvements in the primary orebody flotation concentrates
  Exploration
    Approximately 40,000 metres of total drilling have been completed through the end of Q1 2017
    The Company announced the updated resource estimate at Bisha during Q1 2017 and plans to provide an updated reserve estimate during Q2 2017
  The Company declared in March 2017 a quarterly dividend of $0.01 per share

Operating review

Key operating information – Bisha Mine:

	Q1 2017	Q4 2016	Q3 2016	Q1 2016
Mining
Ore mined, tonnes(1)	651,000	670,000	672,000	1,337,000
Waste mined, tonnes	3,114,000	2,445,000	2,446,000	2,028,000
Strip ratio, (using tonnes)	4.8	3.6	3.6	1.5
Processing – Primary Ore
Ore Milled, tonnes	599,000	579,000	510,000	-
Zinc feed grade, %	5.5	5.7	5.8	-
Copper feed grade, %	0.9	0.8	1.0	-
Recovery, % of zinc(2)	71.0	63.6	59.1	-
Recovery, % of copper(3)(4)	26.8	-	-	-
Zinc concentrate grade, %(5)	39.4	38.8	41.3	-
Copper concentrate grade, %(4)	21.6	-	-	-
Zinc in concentrate produced, millions of pounds	51.9	46.5	38.6	-
Zinc in concentrate produced, tonnes	23,500	21,000	17,500	-
Copper in concentrate produced, millions of pounds(4)	3.3	-	-	-
Copper in concentrate produced, tonnes(4)	1,500	-	-	-
Payable zinc in concentrate sold, millions of pounds	52.9	35.2	21.2	-
Payable zinc in concentrate sold, tonnes	24,000	16,000	9,600	-
Processing – Supergene Ore(6)
Ore milled, tonnes	-	-	-	584,000
Copper feed grade, %	-	-	-	3.1
Recovery, % of copper	-	-	-	87.0
Copper concentrate grade, %	-	-	-	23.0
Copper in concentrate produced, millions of pounds	-	-	-	34.2
Copper in concentrate produced, tonnes	-	-	-	15,500
Payable copper in concentrate sold, millions of pounds	-	-	0.8	34.9
Payable copper in concentrate sold, tonnes	-	-	300	15,900
(1)	Ore tonnes mined for the three months ended March 31, 2017 included 594,000 tonnes of primary ore (Q1 2016 – 605,000) and 57,000 tonnes of supergene ore (Q1 2016 – 732,000).
(2)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits.
(3)	This represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q3 2016 and Q4 2016.
(5)	Represents combined concentrate grade for both zinc and bulk concentrates.
(6)	The supergene phase of the Bisha Mine ceased on June 2, 2016.

Results of operations for the first quarter 2017

Overall results from operations are not comparable to the prior year quarter due to the transition to the primary phase. The Company has provided comparisons to the prior quarters (Q3 2016 and Q4 2016) in addition to those provided for Q1 2016 in order to better illustrate the improving trend of operating results at Bisha.

Operating income

The Company generated operating income of $11.7 million for the three months ended March 31, 2017, a 64% decrease from operating income of $32.9 million generated in Q1 2016 (Q4 2016 – operating loss of $4.9 million). The Company was in full primary phase production during the three months ended March 31, 2017, as compared to full supergene phase production during the same period in 2016. The Company’s operating margin is expected to be lower during the primary phase than in the supergene phase. The Q1 2017 operating income includes a one-time credit of $9,780 related to the recovery of withholding taxes paid in prior years with respect to a certain contractor (recorded to accounts receivable, net of income taxes). Additionally, the Company generated $0.5 million of operating income in Q1 2017 from the sales of direct shipped ore (“DSO”) material as compared to $10.0 million generated in Q1 2016.

Production and sales

The Company produced 51.9 million pounds of zinc in zinc concentrate and 3.3 million pounds of copper in copper concentrate during the three months ended March 31, 2017, through the processing of 599,000 tonnes of primary ore averaging 5.5% zinc and 0.9% copper. With the ongoing progress made in producing copper concentrate in Q1 2017, the Company reduced the production quantity of bulk concentrate (non-spec concentrate) in favour of greater production of copper concentrates and zinc concentrates in their respective circuits. Flotation of copper and zinc into their respective concentrates will allow the Bisha Mine to realize a better smelter return on its total concentrate sales. The copper concentrate production to date still contains greater-than-desired zinc content; however, the Company expects this material to be sold at competitive market terms with the first sale of primary phase copper concentrates scheduled for Q2 2017. For the three months ended March 31, 2016, the Company produced 34.2 million pounds of copper in concentrate through the processing of 584,000 tonnes of supergene ore averaging 3.1% copper and recovery of 87.0%. The Company’s supergene phase ceased in June 2016.

During this past quarter, the Bisha Mine has achieved incremental improvements in production of its two desired types of concentrate. Due to a variety of changes being implemented at the Bisha Mine, the Company has been able to reduce the activation of zinc sphalerite ore in the copper circuit, which resulted in the production of meaningful quantities of copper concentrate during February and March 2017. The improved separation is also leading to increased amounts of zinc concentrate being produced in the zinc circuit with less production of bulk concentrate. The Company continues to devote significant resources including the use of external specialists with the objective of increasing the recoveries of copper and zinc in their respective circuits towards design levels, and to upgrade the quality of the copper and zinc concentrates produced to improve marketability.

The Company sold 52.9 million pounds of payable zinc during Q1 2017 (35.2 million pounds during Q4 2016) versus 34.9 million pounds of payable copper during Q1 2016. The Company had unusually high finished good inventory at December 31, 2016 due to the timing of shipments, all of which was sold during Q1 2017.

Cash costs

Cash costs per payable zinc pound sold for the three months ended March 31, 2017 were $0.89 (Q4 2016 – $1.06). After adding back the one-time recovery of withholding taxes (as noted above), and excluding selling costs related to sales of DSO, the C1 cash cost per payable zinc pound sold consists of $0.91 of operating expenses and selling costs and $0.11 of treatment and refining charges, offset by $0.13 of by-product credits. Mine operating and selling costs are within annual guidance. The C1 cash cost per payable zinc pound sold reflects the co-product costing method. During Q1 2017, both zinc and copper concentrates were produced and cash costs were allocated to the respective concentrates based on expected revenue using budgeted metals prices. The realized costs allocated to copper concentrate will be disclosed on a per payable pound sold basis upon the first sale of copper concentrate generated from primary ore, currently expected for Q2 2017.

During the three months ended March 31, 2016, the C1 cash cost per payable copper pound sold was $1.12, comprised of $1.11 of operating expenses and selling costs and $0.31 of treatment and refining charges, less $0.30 of by-product credits. During the primary phase, it is expected that on a gross basis operating expenses will be slightly higher than those incurred during the supergene phase, largely as a result of higher reagent use expected during the primary phase to separate the copper and zinc elements in their respective flotation circuits.

Stockpiled materials

At the end of the period, there were four distinct types of stockpiled material – 2,430,000 tonnes of primary ore inclusive of boundary ore material, 90,000 tonnes of supergene ore, 120,000 tonnes of oxide ore, and 400,000 tonnes of pyrite sand material.

The 2,430,000 tonnes of primary ore include an estimated 2,300,000 tonnes of boundary ore material. The boundary ore material had been intended to be either processed in a blended manner with in-pit fresh primary ore through both the existing copper flotation plant followed by the new zinc flotation plant, and/or processed via an alternative method based on future planned boundary material processing studies commencing later this year. The Company has decided to segregate and stockpile all boundary primary material for future processing pending these technical investigations unless ore feed blends dictate the need for some boundary addition to the process plant.

The Company continues to find discreet but smaller zones of supergene ore. The Company has accumulated sufficient stockpiled supergene ore (90,000 tonnes) and intends to undertake a specific campaign to process this ore through the plant during 2017.

The stockpiled oxide ore consists of 20,000 tonnes of material containing high grades of gold and silver which is expected to be monetized by the end of the first half of 2017. The remaining 100,000 tonnes of oxide ore is expected to be processed at the end of the mine life through a re-commissioning of the existing carbon-in-leach plant.

The pyrite sand material consists of approximately 10,000 tonnes of higher grade material, and 390,000 tonnes of lower grade material. Further study is required to determine the most economic method of monetizing the lower grade stockpiled pyrite sand.

The composition of stockpiled materials as at March 31, 2017, is as follows:

	Total	Current	Non-current
Primary ore	2,430,000	130,000	2,300,000
Supergene ore	90,000	90,000	-
Oxide ore	120,000	20,000	100,000
Pyrite sand ore	400,000	-	400,000

Exploration

Bisha and Harena

The sustainability and growth of the Bisha operation is dependent on finding extensions to the known deposits and discovering new deposits that could ultimately be processed at the Bisha facilities. Drilling in 2016 was successful in increasing the indicated resource at Harena to 4.0 million tonnes containing 76 million pounds of copper and 274 million pounds of zinc and the inferred resource to 25.1 million tonnes containing 510 million pounds of copper and 2.6 billion pounds of zinc. A maiden resource was also announced for the Asheli deposit where 2.4 million tonnes of inferred resource was defined containing 98 million pounds of copper and 455 million pounds of zinc.

In Q1 2017, the Company spent $3.2 million to fund 8,646 metres of exploration diamond drilling (17 holes), 810 metres of reverse circulation drilling (7 holes), a 6,386 line kilometre Versatile Time Domain Electromagnetic (“VTEM”) helicopter survey, ground and borehole geophysical surveying and other geological work. The main areas of focus were the continuation of the drilling of the Harena and Asheli deposits and the completion of a large regional geophysical survey over ground that was newly acquired in 2016, encompassed by the New Mogoraib River and Tabakin exploration licenses.

At Harena, a total of 5 holes (4,229m) have been completed in 2017. Three holes targeted drill spacing gaps of greater than 100 metres within the resource model, including hole HX-084 which intersected massive sulphides over 84.0 metres grading 0.80% Cu and 4.72% Zn. Two holes tested areas outside of the resource model. Hole HX-082, immediately to the southeast, intersected 40.5 metres of massive sulphide grading 0.76% Cu and 4.82% Zn while hole HX-083, intersected massive sulphide over 18.4 metres grading 1.65% Cu and 4.03% Zn, 150 metres below the resource model. Drilling at Harena will continue throughout 2017.

At Asheli, a total of 3,503 metres in 8 holes have been completed, mainly focused in the Asheli North area, located 150 metres northeast of the main Asheli deposit, where massive sulphides over a 31.0 metre interval were previously intersected in 2016. To date, only stringer-style mineralization has been encountered.

Additional drilling has also been completed to the south of the Bisha pit on both the Bisha mining license (3 holes, 1,218 metres) and the Tabakin exploration license (1 hole, 316 metres). No significant mineralization was encountered.

The large VTEM survey was completed in early March 2017 over areas previously not covered by airborne geophysical surveys. Preliminary results indicate that there are numerous new anomalies that will require ground follow-up. This work will begin in Q2 2017.

Timok Project

In Q1 2017, drilling continued in the Upper Zone at Cukaru Peki aimed at upgrading a large portion of the deposit from the category of inferred resource to either indicated or measured resource as part of an ongoing pre-feasibility study. During the quarter, a total of 17,386 metres of drilling were completed in 24 holes. A total of 29,699 metres has now been completed in the Upper Zone since July 2016, and the program is nearing completion with only two holes remaining and in progress. This drilling is leading to a more detailed geological model of the deposit. A comparison of the grades and thickness of the intersections from the current drill program with those from adjacent holes from historical drilling has shown a close correlation.

Drilling also continued in the Lower Zone. A total of 5,352 metres have been completed in 5 holes as part of the $20 million, approximately 60,000 metre commitment.

Timok Project update

The Company is on track to deliver the pre-feasibility study (“PFS”) by the end of September 2017. The Company spent $8 million during Q1 2017 (cumulative $16 million from June 2016) on Upper Zone activities and anticipates that the PFS will be achieved on time and within the $40 million budget. Key milestones achieved so far in 2017 include the near completion of all planned infill drilling (30,000 metres), advancement of key technical mining and metallurgy studies, and the engagement of SRK who will be the overall Qualified Person (“QP”) on the NI 43-101 report that will accompany the PFS. Additional areas of focus include the development decline commencement by Q4 2017. The Company has obtained 6 of the 9 key permits for the decline and is preparing to tender the development decline contract during Q2 2017.

Based on the success of discovery and infill drilling for the very high grade Upper Zone, the Company has recently commenced an expanded 10,000 metre drilling program to search for nearby, similar high grade deposits.

The Company spent $3 million during Q1 2017 (cumulative $6 million from June 2016) on Lower Zone drilling. The Company has only drilled 13,000 metres to date as the “mother-daughter hole” drilling configuration has proven difficult to achieve. The Company has returned to single deep hole drilling for the Lower Zone, as followed in the past. The Company is targeting another 32,000 metres of Lower Zone drilling in 2017.

Reserves and resources

The Company is currently working on updating the mineral reserve estimate for Bisha and anticipates publishing the results in late Q2 2017 along with an updated Bisha technical report.

The Company anticipates publishing a Timok PFS in September 2017 with updated mineral resource and reserve estimates.

Corporate Social Responsibility

The Company plans to issue its 2016 annual CSR report in May 2017. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.

Dividends

In February 2017, the Company declared a $0.01 per share quarterly dividend, resulting in a total dividend declaration of $3,019. During the three months ended March 31, 2016, the Company declared a dividend of $0.04 per share for a total declaration of $7,994.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. Approximately 8% of common shareholders elected to participate in the DRIP for the Q1 2017 dividend. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017.

Selected quarterly financial information

Selected consolidated financial information for the most recent eight quarters (unaudited) are presented below. The financial results from Q2 2015 through Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

In US $000s (except per share data)	2017 1st	2016 4th	2016 3rd	2016 2nd
Revenues	$71,647	$36,187	$22,920	$79,165
Operating income (loss)	11,682	(4,901)	17,542	34,907
Net income (loss) for the period	2,880	(8,457)	5,987	17,976

Net income (loss) attributable to Nevsun shareholders	(194)	(7,423)	1,663	9,612
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.00)	(0.05)	0.01	0.04
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.00)	(0.05)	0.01	0.04

In US $000s (except per share data)	2016 1st	2015 4th	2015 3rd	2015 2nd
Revenues	$92,433	$65,444	$70,016	$104,240
Operating income	32,934	5,822	5,693	38,617
Net income for the period	15,584	832	2,842	19,165

Net income (loss) attributable to Nevsun shareholders	7,501	(679)	1,448	9,447
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.04	(0.01)	0.01	0.05
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.04	(0.01)	0.01	0.05

The following variances result when comparing operations for the three month period ended March 31, 2017, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q1 2017 revenues of $71,647 (Q1 2016 - $92,433) are comprised of zinc concentrate sales of $67,852 (Q1 2016 – $nil), zinc concentrate by-product sales of $7,114 (Q1 2016 – $nil), and other revenue of $2,664 (Q1 2016 – $15,949), offset by zinc concentrate treatment and refining charges of $5,983 (Q1 2016 – $nil). Revenue in Q1 2016 also included copper concentrate sales of $76,670 and by-product sales of $10,656, offset by treatment and refining charges of $10,282. No comparable sales of copper concentrate took place in Q1 2017. Zinc revenues include sales of 52.9 million payable pounds of zinc (Q1 2016 – nil) at an average realized price per pound of $1.28 (Q1 2016 – nil). Zinc sales include credits of $1,572 related to provisional and final pricing and physical quantity adjustments, which reflects a higher price environment in Q1 2017 than in Q4 2016. The Company also completed direct shipment sales20compared to Q1-16 revenues, i which contained approximately 4,800 gold equivalent ounces from stockpiled material that resulted in other revenue of $2,664 (Q1 2016 – approximately 20,000 gold equivalent ounces for revenue of $15,949). The gold equivalent ounces are calculated based on a ratio of 71:1 (Q1 2016 – 78:1) silver to gold.

Operating expenses

The Company recorded operating expenses of $40,557 in Q1 2017 (Q1 2016 - $41,471). Excluding the non-recurring benefit of the recovery of withholding taxes on contractor payments overpaid in prior years ($9,780, recorded in accounts receivable, net of income taxes), Q1 2017 operating expenses have increased over the comparable period as a result of higher transport and shipping costs, as well as higher reagent and fuel costs as a result of the Bisha Mine being in the primary ore phase. On a gross basis, the Company expects mine operating costs to be higher in the primary phase than in the supergene phase.

Royalties

The Company incurs a 3.5% royalty on base metals and a 5% royalty on precious metals on its metal sales. In Q1 2017, royalty expenses of $6,303 (Q1 2016 - $3,855) were recorded. Royalties are payable at the time concentrate or DSO shipments leave the mine, which precedes the revenue recognition point.

The Company is in discussions with the Ministry of Energy & Mines (“MEM”) to obtain relief from the payment of royalties on a contained basis for all metals produced as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5% for precious metals. The Company has accrued an additional $3,467 of royalty expense during Q1 2017 of which $1,884 and $1,583 pertained to Q1 2017 and 2016 production, respectively.

Depreciation and depletion

In Q1 2017, depreciation and depletion of $13,105 (Q1 2016 - $14,173) was recorded. Depreciation is primarily calculated using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Depreciation was lower in Q1 2017 as result of fewer ore tonnes having been mined than in Q1 2016, however this was offset in part by the addition of depreciation of the zinc circuit, commissioned in the last quarter of 2016.

Administrative

Administrative costs in Q1 2017 were $4,694, down from $5,215 in Q1 2016. Salaries and employee benefits including long-term incentive compensation decreased from $3,723 in Q1 2016 to $2,731 in Q1 2017, largely as a result of a decrease in the Company’s share price during Q1 2017, which lowers the liability related to the Company’s outstanding share unit incentives (RSUs, PSUs and DSUs) that are cash-settled. Business development expenses were lower in Q1 2017 at $29 for Q1 2017 as compared to $239 in Q1 2016. Other administrative costs increased from $755 in Q1 2016 to $1,643 in Q1 2017 due to general increases in travel, legal, office and investor relations costs.

Finance costs

Finance costs in Q1 2017 of $486 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $486 recorded during Q1 2016 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q1 2017 of $309 (Q1 2016 – $1,004) is comprised predominantly of interest earned on cash and cash equivalent balances. Finance income in Q1 2016 included $513 of interest earned on cash and cash equivalent balances and $440 of interest recorded on the amount due from non-controlling interest.

Income taxes

Income tax expense for Q1 2017 of $3,931 (Q1 2016 – $12,653) relates to the BMSC mining operations where the statutory tax rate is 38%.

Reconciliation of realized metal prices

	Zinc		Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	Q1 2017	Q1 2016	Q1 2017	Q1 2016
Total concentrate sales	$67,852	$-	$-	$76,670

Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(1,572)	-	-	(2,001)
Concentrate sales, before pricing adjustments	$66,280	$-	$-	$74,669
Pound of payable metal sold (millions)	52.9	-	-	34.9
Realized price per payable pound sold, before pricing adjustments	$1.25	$-	$-	$2.14
Provisional and final pricing and quantity adjustments per payable pound sold	$0.03	$-	$-	$0.06
Realized price per payable pound sold	$1.28	$-	$-	$2.20
LME average price per pound	$1.26	$-	$-	$2.11

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2017, were $166,565 (December 31, 2016 – $199,256).  Working capital, including cash and cash equivalents, was approximately $190,274. Accounts receivable and prepaids of $23,138 (December 31, 2016 – $14,986) include no shipments for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2016 – no shipments). The increase relates to larger vendor deposits, provisional pricing receivables and a receivable for the recovery of withholding taxes overpaid in prior years at period end.

During Q1 2017, cash generated from operating activities before tax was $13,592 (Q1 2016 – $21,970). During the first quarter of 2017, the Company remitted $18,794 in income taxes (Q1 2016 – $nil). All income taxes paid in Q1 2017 relate to the 2016 tax year.

The Company used $17,172 in investing activities in Q1 2017 (Q1 2016 – $8,420). The Company spent $15,448 (Q1 2016 – $6,236) on mineral properties, plant and equipment in Q1 2017 comprised of $1,280 for sustaining capital (Q1 2016 – $1,231), $1,206 on mineral properties (Q1 2016 – $64) and $12,962 on exploration and evaluation (Q1 2016 – $2,099), of which $10,582 (Q1 2016 – $nil) related to the Timok Project. The Q1 2017 expenditures were before changes in non-cash working capital of $1,724 (Q1 2016 – $2,184). In Q1 2016, the Company also spent $2,842 on the zinc expansion plant.

The Company used $10,317 in its financing activities in Q1 2017 (Q1 2016 – $9,833). During Q1 2017, the Company paid dividends to Nevsun shareholders of $10,562 (Q1 2016 - $7,991).

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in the Company’s interim financial statements.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in the Company’s interim financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of April 26, 2017, the Company had 301,974,202 shares and 9,176,433 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2016, dated February 22, 2017, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in zinc and copper concentrates and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is determined. The final adjustment recorded for these revenues depends on the actual price when the sale settles. There can also be adjustments for the final amount of metals in the zinc and copper concentrates and direct shipment ore. The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2016 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no previously undisclosed significant accounting pronouncements issued during the period ended March 31, 2017.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, depletion, and non-recurring items are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities, and in some instances copper metal as a by-product where the principal product is zinc metal in concentrate. Gold and silver are considered to be by-products as they represent less than 20% of revenues from concentrate sales during 2017 and 2016, and in instances where copper is considered to be a by-product, it represents less than 10% of revenue recognized on the related sale. The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc				Copper
	Q1 2017		Q1 2016		Q1 2017		Q1 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		52.9		-		-		34.9
Operating expenses and selling costs	$40,557	$0.77	$-	$-	$-	$-	$41,471	$1.19
Add:
Concentrate treatment and refining charges	5,983	0.11	-	-	-	-	10,842	0.31
One-time recovery of withholding tax overpayment	9,780	0.18	-	-	-	-	-	-
Less:
Concentrate by-product credits	(7,114)	(0.13)	-	-	-	-	(10,656)	(0.30)
Selling costs not related to concentrate sales	(2,130)	(0.04)	-	-	-	-	(2,700)	(0.08)
Total C1 cash cost	$47,076	$0.89	$-	$-	$-	$-	$38,957	$1.12

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and zinc production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures including land acquisition and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.